SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________






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                                  ATTUNITY LTD



6-K Items

     1. Press release EMI Music North America to Standardize on Attunity's BizTalk 2004 Data Integration Platform dated August 2, 2005.



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                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

EMI Music North America to Standardize on Attunity's BizTalk 2004 Data Integration Platform

Tuesday August 2, 8:00 am ET

Technology Connects Key Systems that Manage the Distribution of Physical Music BURLINGTON, Mass.--(BUSINESS WIRE)--Aug. 2, 2005--Attunity Ltd. (NASDAQ:ATTU -
News) a provider of data integration solutions that simplify the on-demand access, integration, delivery, and usage of enterprise information, announced today that EMI Music North America would standardize on the company's data integration software platform. Specifically, EMI will use Attunity's data integration platform to connect disparate systems that aid in the management and distribution of its physical music products.

"We wanted an AS400 adapter that would work with BizTalk 2004, so we selected Attunity because it also enables us to automatically capture DB2 data changes on the AS400, which helps us to pass key data to BizTalk," said Len Leach, director of Application Services, Information Technology at EMI Music North America. "Rather than developing a solution in-house, we were able to integrate and deploy the Attunity solution rapidly. It also gives us a migration path for future BizTalk/AS400 deployments."

Attunity's technology has helped EMI integrate its physical sales data with its Warehouse Management and Transportation Management systems in North America, which in turn helps decrease time-to-market for its products. By using Attunity's software platform, EMI Music joins many global businesses that rely on the Attunity's Information Integration Platform technology.

"EMI's implementation is another clear indication that Attunity's Information Integration Platform is a proven architecture for companies looking to capitalize on their investment in legacy applications and expose such applications to the latest Web technologies," said Daniel Sapir, vice president of marketing, Attunity.

About Attunity Ltd.

Attunity is a provider of information and data integration solutions that simplify the on-demand access, integration, delivery and usage of enterprise information.

Using Attunity's products, companies can dramatically simplify access to data sources, stream data changes across the enterprise in real-time, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity's customers around the world use its software for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and service offerings.

(C) 2005 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc. All other trademarks are the property of their respective owners.

--------------

Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200
     Daniel.sapir@attunity.com
       or
     LVA Communications
     Jeff Horan, 860-739-5598
     jeff@lva.com


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                                (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: August 31, 2005